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                            May 16, 2024

       Oz Adler
       Chief Executive Officer
       SciSparc Ltd.
       20 Raul Wallenberg Street, Tower A
       Tel Aviv 6971916, Israel

                                                        Re: SciSparc Ltd.
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form F-1
                                                            Filed May 2, 2024
                                                            File No. 333-277394

       Dear Oz Adler:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form F-1

       Prospectus Summary
       AutoMax Agreement and Plan of Merger, page 2

   1. Please revise your disclosure to indicate whether it is anticipated that the combined company will continue
to pursue the business of SciSparc, will pursue the business of
                                                        AutoMax or will pursue
the business of both companies.
       Use of Proceeds, page 21

   2. Please revise this section to describe whether proceeds received under the SEPA are anticipated to be used
for SciSparc's business or AutoMax's business.
       General

   3. We note your disclosure that on April 10, 2024 you entered into an Agreement and Plan of
 Oz Adler
SciSparc Ltd.
May 16, 2024
Page 2
       Merger with AutoMax. Please revise your prospectus to provide a fulsome discussion of the business operations of AutoMax. Refer to Item 4A of Form F-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224
with any questions.



                                                           Sincerely,
FirstName LastNameOz Adler
                                                           Division of
Corporation Finance
Comapany NameSciSparc Ltd.
                                                           Office of Life
Sciences
May 16, 2024 Page 2
cc:       Eric Victorson
FirstName LastName